Exhibit 12.1 Ratio of Earnings to Fixed Charges

Ratio of earnings to fixed charges		Year ended December 31,
	6/30/2009	2008	2007	2006	2005	2004
	(Dollars in thousands)
Earnings:
Income from continuing operations before taxes	$(23,105)	$22,389	$26,189	$24,437	$29,805	$24,114
Fixed charges excluding deposits and preferred stock dividends:	7,342	16,583	12,824	11,957	9,195	6,583

Subtotal	(15,763)	38,972	39,013	36,394	39,000	30,697
Interest on deposits	14,908	39,303	52,274	41,546	24,832	15,527

Total	$(855)	$78,275	$91,287	$77,940	$63,832	$46,224

Fixed charges:
Interest excluding deposits	$7,026	$16,055	$12,376	$11,558	$8,800	$6,290
Interest component on rentals[1]	316	528	448	399	395	293
preferred stock dividends	1,424	—

Subtotal	8,766	16,583	12,824	11,957	9,195	6,583
Interest on deposits	14,908	39,303	52,274	41,546	24,832	15,527

Total	$23,674	$55,886	$65,098	$53,503	$34,027	$22,110

Ratio of earnings to fixed charges:
Excluding interest on deposits	— [2]	2.35	3.04	3.04	4.24	4.66
Including interest on deposits	— [2]	1.40	1.40	1.46	1.88	2.09

[1]	Interest component on rentals estimated to be one-third of rentals

[2]	The dollar amount for the deficiency for the six months ended 6/30/2009 is 24.5 million.